Exhibit 99.1

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd.)

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

www.vedantalimited.com

CIN: L13209MH1965PLC291394

11 April 2017

Vedanta Limited

Production Release for the Fourth Quarter and

Full Year ended 31 March 2017

Record annual production at Aluminium, Power, Zinc India (Zinc and Silver) and at Copper – India

Highlights

Corporate:

•	Vedanta Limited announced dividend of Rs. 6,580 Crore

•	Hindustan Zinc Limited announced dividend of Rs.13,985 Crore including dividend distribution tax

Operations:

•	Oil & Gas:

◾	Successful ramp up from Mangala EOR with production level of 56,000 boepd in Q4

•	Zinc India:

◾	Record annual production of mined metal at 907,000 tonnes of zinc and lead

◾	Record annual production of refined silver at 453 tonnes

•	Zinc International:

◾	Highest quarterly production at Black Mountain in 4 years

◾	Mobilisation on Skorpion Pit layback has commenced in April

◾	Gamsberg project on track to commence production in mid CY 2018

•	Copper India:

◾	Record annual and quarterly copper cathode production

•	Aluminium:

◾	Record aluminium production in Q4

•	Power:

◾	Record power production in Q4

◾	1,980 MW TSPL plant: high availability at 85% in Q4

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2017	Page 2 of 12

•	Iron ore:

◾	Achieved 2.6 million tonnes of the additional production capacity granted in Goa

Tom Albanese, Chief Executive Officer, Vedanta Ltd, said: “In line with our strategic priority to ramp up production at our Zinc, Aluminium, Power and Iron Ore businesses, I am happy to say that we have achieved strong results on this front during the year. In particular, record production levels at Hindustan Zinc are well-timed in these strong commodity markets. We have maintained our commitment to prudent cost management, delivering strong returns for all stakeholders.”

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2017	Page 3 of 12

Oil & Gas

	Q4			Q3		Full Year
Particulars	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
OIL AND GAS
Average Daily Total Gross Operated Production (boepd) [1]	194,343	206,170	(6)%	191,230	2%	199,574	212,552	(6)%
Average Daily Gross Operated Production (boepd)	184,585	197,039	(6)%	181,818	2%	189,926	203,703	(7)%
Rajasthan	157,338	167,650	(6)%	154,272	2%	161,571	169,609	(5)%
Ravva	17,769	19,058	(7)%	18,172	(2)%	18,602	23,845	(22)%
Cambay	9,477	10,331	(8)%	9,375	1%	9,753	10,249	(5)%
Average Daily Working Interest Production (boepd)	117,926	125,775	(6)%	115,829	2%	121,186	128,191	(5)%
Rajasthan	110,137	117,355	(6)%	107,990	2%	113,100	118,726	(5)%
Ravva	3,998	4,288	(7)%	4,089	(2)%	4,185	5,365	(22)%
Cambay	3,791	4,132	(8)%	3,750	1%	3,901	4,100	(5)%
Total Oil and Gas (million boe)
Oil & Gas – Gross	16.61	17.93	(7)%	16.73	(1)%	69.32	74.56	(7)%
Oil & Gas – Working Interest	10.61	11.45	(7)%	10.66	—	44.23	46.92	(6)%

Fourth quarter FY 2017 vs. previous quarters

Average gross production during Q4 FY 2017 was 184,585 barrels of oil equivalent per day (boepd); 2% higher than the previous quarter, when planned maintenance shutdown was undertaken at the Mangala Processing Terminal.

Gross production from the Rajasthan block averaged 157,338 boepd for the quarter. Encouraging results from the Mangala Enhanced Oil Recovery (EOR) program, and production optimization activities helped offset the natural decline. The production from EOR has increased to an average of 56 kboepd in Q4 FY2017. Gross production from Development Area-1 (DA-1) and Development Area-2 (DA-2) averaged 141,886 boepd and 15,452 boepd respectively. The Rajasthan asset recorded an excellent plant uptime of over 99% in Q4.

Gas production from RDG was maintained at an average of 21 mmscfd in Q4 FY2017 with average sales at 4 mmscfd. The technical issue between the transporter and the gas buyers has been resolved during the quarter and the gas sales have currently been normalised.

The Ravva block produced at an average rate of 17,769 boepd. Coil tubing and acid stimulation campaign executed during the current quarter helped offset the natural decline. The asset recorded an excellent plant uptime of ~99.8% in Q4.

The Cambay block production was largely stable at 9,477 boepd. Effective reservoir management practices and production optimization measures helped arrest the natural decline. The asset recorded an excellent plant uptime of ~99.8% in Q4.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2017	Page 4 of 12

Financial Year 2017 vs. Financial Year 2016

Average gross production declined by 7% primarily due to natural decline in the fields, and planned maintenance shutdown in Rajasthan during the current year. Production at Rajasthan declined 5% due to reservoir underperformance at Bhagyam and Aishwariya partly offset by the volume ramp up from the Mangala EOR project and effective reservoir management across fields.

Zinc India

Particulars (in’000 tonnes, or as stated)	Q4			Q3		Full Year
	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
Zinc India(kt)
Mined metal content	312	188	66%	276	13%	907	889	2%
Refined Zinc – Total	215	154	40%	205	5%	672	759	(11)%
Refined Zinc – Integrated	215	154	40%	205	5%	670	759	(12)%
Refined Zinc – Custom	—	—	0%	—	—	2	—	0%
Refined Lead – Total [2]	45	38	18%	39	15%	139	145	(4)%
Refined Lead – Integrated	45	38	18%	39	15%	139	140	(1)%
Refined Lead – Custom	—	—	—	—	—	—	5	—
Silver – Total (in Tonnes) [3]	139	122	14%	118	18%	453	425	7%
Silver – Integrated (in Tonnes)	139	122	14%	118	18%	453	422	7%
Silver – Custom (in Tonnes)	—	—	—	—	—	—	2.9	—

Fourth quarter FY2017 vs. previous quarters

We achieved record production of 312,000 tonnes of mined metal in Q4, 66% higher y-o-y and 13% higher q-o-q. The increase was primarily on account of higher production from the Rampura Agucha open cast mine in line with the mine plan, wherein production in H2 was higher than H1 FY2017.

Total integrated zinc-lead metal production was at an all-time high of 260,000 tonnes in line with the mined metal. Refined zinc metal production during the quarter was 215,000 tonnes, 40% higher y-o-y and 5% higher q-o-q. Integrated lead production during the quarter was a record at 45,000 tonnes, 18% higher y-o-y and 15% higher q-o-q. The increase was in line with availability of mined metal, supported by enhanced smelter efficiencies. Integrated silver production during the quarter was also a record at 4.47 million ounces, up 18% q-o-q and 14% y-o-y due to higher grades and volumes from the Sindesar Khurd mine.

Financial Year 2017 vs. Financial Year 2016

Mined metal production during the full year period was 907,000 tonnes, marginally higher than previous year and in line with the mine plan. Production from the underground mines ramped up significantly during the year, with ore production and MIC production from underground sources up 44% and 32% y-o-y respectively. Integrated zinc metal production was lower by 12% y-o-y and integrated lead metal production was lower by 1% y-o-y. This was on account of lower availability of mined metal in H1 due to the cyclical pattern of the Rampura Agucha open cast mine plan for the year. Substantially higher mined metal production in H2 resulted in accretion of mined metal inventory, of which 26,000 tonnes was sold during Q4, leaving 80,000 tonnes of metal in concentrate in closing stock at the end of the year which will be converted into refined metal in FY2018.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2017	Page 5 of 12

We had record integrated silver production of 14.55 million ounces, 7% higher y-o-y driven by higher volumes from the Sindesar Khurd and Zawar mines.

Zinc – International

	Q4			Q3		Full Year
Particulars (in ’000 tonnes, or as stated)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
Zinc International	41	42	(2)%	33	24%	156	226	(31)%
Zinc – refined – Skorpion	21	27	(22)%	17	24%	85	82	4%
Mined metal content – BMM	20	15	33%	15	33%	70	63	11%
Mined metal content – Lisheen	—	—	—	—	—	—	81	—

Fourth quarter FY 2017 vs. previous quarters

Total production for Q4 FY2017 was 41,000 tonnes, 24% higher q-o-q driven by improved performance at both Skorpion and Black Mountain (BMM). Skorpion production was 24% higher q-o-q as Q3 production was adversely impacted by wetter than anticipated ore. BMM mined metal production was 33% higher recording the highest quarterly production of 20,000 tonnes since FY2014. Production in the month of March was c. 9,000 tonnes, the highest monthly production level for 3 years. The upside in BMM production was mainly on account of higher lead grades and lead and zinc recoveries. BMM mined metal sales for Q4 FY17 was at 6,000 tonnes and the unsold inventory will be sold in the following quarter.

Total production was 2% lower y-o-y primarily due to 22% y-o-y decline at Skorpion due to crucial refinery equipment outages and lower grades.

At the Gamsberg Project, pre-start activities and waste-stripping is progressing well. To date, we have excavated over 15.5 million tonnes of waste rock, of which 2 million tonnes was in Q4. All major orders including Integrated Process plant, Water and Power, Mining and other prestart activities have already been placed. Major contractors have been mobilized to the site and first production is on track for mid CY2018, with 9-12 months for ramp up to full production of 250 ktpa. We continue to develop the project using a modular approach, with project execution carried out in a phased manner.

At Skorpion, mobilisation for the pit layback has commenced in April.

Financial Year 2017 vs. Financial Year 2016

Full year production at Zinc International was 31% lower at 156,000 tonnes. This was due to the ramp down of Lisheen as per its mine life in November 2015, after 17 years of operation. Excluding Lisheen, full year production has increased by 8%.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2017	Page 6 of 12

Metal production at Skorpion was 4% higher at 85,000 tonnes despite the impact of lower feed grade and lower recoveries during the year. Skorpion production in FY2016 was impacted by a planned maintenance shutdown of the refinery, temporary industrial action and lower mine grades.

Production at BMM was 11% higher mainly due to better recoveries and grades.

Iron Ore

	Q4			Q3		Full Year
Particulars (in million dry metric tonnes, or as stated)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
IRON ORE
Sales	3.0	2.6	15%	3.7	(19)%	10.2	5.3	92%
Goa	2.3	1.6	44%	2.7	(15)%	7.4	2.2	—
Karnataka	0.7	1.0	(30)%	1.0	(30)%	2.7	3.1	(13)%
Production of Saleable Ore	3.7	2.8	32%	2.6	42%	10.9	5.2	—
Goa	3.7	1.9	95%	2.3	61%	8.8	2.2	—
Karnataka	0.0	0.9	—	0.4	(90)%	2.1	3.0	(30)%
Production (’000 tonnes)
Pig Iron	182	188	(3)%	154	18%	708	654	8%

Fourth quarter vs. previous quarters

During the quarter, production at our Goa operation was 3.7 million tonnes and sales were 2.3 million tonnes. The unsold inventory will be sold in the following quarter. We had achieved our annual mining allocation of 5.5 million tonnes in Goa in January 2017. Post this, the Goa government granted us additional allocation and we produced 2.6 million tonnes thereby enabling the state to reach its 20 million tonne cap.

The State of Goa will seek the intervention of the Honourable Supreme Court later this month to accept the recommendation of the Expert Committee for a higher limit of 37 million tonnes per annum for the state. The Government of Goa has asked mining companies to aim for cumulative production of 8 million tonnes during Q1 FY 2018.

During the quarter, there was no production at Karnataka, as the annual mining capacity was achieved in Q3 FY2017. Sales of c. 0.7 million tonnes during the quarter were from opening inventory. We continue to engage with the government to enhance the mining cap in Karnataka.

Financial Year 2017 vs. Financial Year 2016

During FY 2017, production at Goa was 8.8 million tonnes and sales were 7.4 million tonnes. Production in FY2016 in Goa was significantly lower as we were ramping up following the lifting of the mining ban.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2017	Page 7 of 12

At Karnataka, production was 2.1 million tonnes with sales of 2.7 million tonnes including sales from opening inventory. Production in FY2016 included opening crude inventory of 0.7 million tonnes.

Production of pig iron ramped up from 654,000 tonnes last year to a record of 708,000 tonnes during the year due to higher plant availability post debottlenecking.

Copper – India

	Q4			Q3		Full Year
Particulars (in ’000 tonnes, or as stated)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
COPPER – INDIA
Copper – Cathodes	103	102	1%	102	1%	402	384	5%
Tuticorin Power Sales (MU)	64	68	(6)%	46	39%	200	402	(50)%

Production from the Tuticorin smelter in Q4 was a record at 103,000 tonnes of cathodes, up by 1% y-o-y and 1% q-o-q due to improved operational efficiencies. FY2017 copper cathode production also reached record levels of 402,000 tonnes, 5% higher y-o-y.

The 160 MW power plant at Tuticorin operated at a low Plant Load Factor (PLF) of 62% during Q4 FY2017 (PLF of 56% in Q3 FY2017, 63% in Q4 FY2016) and 56% during FY2017 (PLF of 71% in FY2016). PLF was low due to lower off-take by the Telangana State Electricity Board (TSEB). However, as per our offtake agreement with TSEB, we are entitled to compensation at the rate 20% of the contracted rate, for off-take below 85% of the contracted quantity.

Aluminium

	Q4			Q3		Full Year
Particulars (in ’000 tonnes, or as stated)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
Aluminum
Alumina-Lanjigarh	313	211	48%	328	(5)%	1,208	971	24%
Total Aluminum Production	353	226	56%	319	11%	1,213	923	31%
Jharsuguda-I	132	123	7%	132	0%	525	516	2%
Jharsuguda-II4	100	19	—	84	19%	261	76	—
BALCO-I	64	64	—	65	(2)%	256	257	(0)%
BALCO-II5	57	19	—	38	50%	171	75	—
BALCO 270 MW * 6	—	—	—	—	—	—	169	—
Jharsuguda 1800 MW (Surplus Power Sales in Million Units) * 6	—	—	—	—	—	511	—	—

* Jharsuguda 1,800MW and Balco 270 MW have been moved from the Power to the Aluminum segment from 1st April 2016.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2017	Page 8 of 12

Fourth quarter FY 2017 vs. previous quarters

Aluminium production in Q4 was a record at 353,000 tonnes, 11% higher q-o-q and 56% higher y-o-y. This was driven by ramp ups at the Jharsuguda-II and BALCO-II smelters which are progressing well, following the pot outages during the year. All the pots are on line at BALCO-II and will stabilise in the coming quarter.

Stabilised production (i.e. excluding trial run production) was 307,000 tonnes in Q4. We exited the quarter at a run rate of 1.4 million tonnes (1.2 million tonnes stabilised run rate).

The rolled product facility at BALCO has successfully ramped up its operations following optimisation of its cost structure, and produced 6,653 tonnes during the quarter.

Both streams of the Lanjigarh refinery operated during the quarter and produced 313,000 tonnes in Q4 FY2017, 48% higher y-o-y and marginally lower by 5% q-o-q. We exited March at a run rate of 1.4 million tonnes. The refinery currently has a debottlenecked capacity of 1.7 - 2.0 million tonnes per annum.

The bauxite mines at BALCO are in a process of ramp up with 276,000 tonnes of production in Q4 FY2017 and exit run rate of c.100,000 tonnes per month.

During Q4 FY2017, there were no external sales from the 1,800 MW Jharsuguda power plant due to a weak power market. However, the PLF’s will continue to increase as we ramp up the Jharsuguda-II smelter.

Coal linkages of 6mtpa had been secured through auctions in Q2 FY2017 for the captive power plants at BALCO and Jharsuguda. Supply has commenced from these linkages in November 2016, and 1,360,000 tonnes of coal were received during the quarter.

Financial Year 2017 vs. Financial Year 2016

Aluminium production in FY2017 was a record at 1.21 million tonnes (excluding trial run, production was 1.1 million tonnes) driven by ramp ups at BALCO-II and Jharsuguda-II. Alumina production was 24% higher at 1.21 million tonnes after the commencement of the second stream of the refinery from 1st April 2016

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2017	Page 9 of 12

Power

	Q4			Q3		Full Year
Particulars (in million units)	FY2017	FY2016	% change YoY	FY2017	% change QoQ	FY2017	FY2016	% change YoY
Power
Total Power Sales	3,473	3,391	2%	3,413	2%	12,925	12,121	7%
Jharsuguda 600 MW* [6]	952	1,906	(50)%	879	8%	3,328	7,319	(55)%
BALCO 600 MW	793	499	59%	660	20%	2,609	1,025	—
BALCO 270 MW* [6]	—	—	—	—	—	—	169	—
MALCO	57	56	2%	29	97%	201	402	(50)%
HZL Wind Power	75	61	23%	53	42%	448	414	8%
TSPL	1,596	869	84%	1,792	(11)%	6,339	2,792	—
TSPL – Availability	85%	86%	—	77%	—	79%	80%

* Jharsuguda 1,800MW and Balco 270 MW have been moved from the Power to the Aluminum segment from 1st April 2016.

Fourth quarter FY 2017 vs. previous quarters

Total power sales were 2% higher y-o-y due to the commissioning of additional power capacities at TSPL and BALCO over the last one year.

Power sales from TSPL increased with all three units becoming operational this year. In Q4 FY2017, the three units operated at an availability of 85%. The Power Purchase Agreement with the Punjab State Power Corporation Limited (PSPCL) compensates us based on the availability of the plant.

The Jharsuguda 600MW power plant operated at a plant load factor (PLF) of 78% in Q4 FY2017 (PLF of 83% in Q4 FY2016, 72% in Q3 FY2017). The 600 MW capacity (2x300MW) of the BALCO IPP operated at a significantly higher PLF of 72% in Q4 FY2017 (PLF of 55% in Q3 FY2017), due to increased offtake under our PPA’s.

PLF at the MALCO power plant was at 23% (PLF of 29% in Q4 FY2017, 15% in Q3 FY2017), lower due to lower off-take by the Telangana State Electricity Board (TSEB). However, as per the contract entered into with TSEB, we are entitled to compensation at 20% of the contracted rate for off-take below 85% of the contractual quantity.

Financial Year 2017 vs. Financial Year 2016

Power sales were 7% higher for the year primarily on account of ramp-ups at TSPL and BALCO. The third unit of TSPL was capitalised during the year, contributing to significantly higher power sales.

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2017	Page 10 of 12

Production Summary (Unaudited)

	(in ’000 tonnes, except as stated)
Particulars	Q4			Q3		Full Year
	FY 2017	FY 2016	% Change YoY	FY 2017	% Change QoQ	FY 2017	FY 2016	% Change YoY
OIL AND GAS
Average Daily Total Gross Operated Production (boepd) [1]	194,343	206,170	(6)%	191,230	2%	199,574	212,552	(6)%
Average Daily Gross Operated Production (boepd)	184,585	197,039	(6)%	181,818	2%	189,926	203,703	(7)%
Rajasthan	157,338	167,650	(6)%	154,272	2%	161,571	169,609	(5)%
Ravva	17,769	19,058	(7)%	18,172	(2)%	18,602	23,845	(22)%
Cambay	9,477	10,331	(8)%	9,375	1%	9,753	10,249	(5)%
Average Daily Working Interest Production (boepd)	117,926	125,775	(6)%	115,829	2%	121,186	128,191	(5)%
Rajasthan	110,137	117,355	(6)%	107,990	2%	113,100	118,726	(5)%
Ravva	3,998	4,288	(7)%	4,089	(2)%	4,185	5,365	(22)%
Cambay	3,791	4,132	(8)%	3,750	1%	3,901	4,100	(5)%
Total Oil and Gas (million boe)
Oil & Gas – Gross	16.61	17.93	(7)%	16.73	(1)%	69.32	74.56	(7)%
Oil & Gas – Working Interest	10.61	11.45	(7)%	10.66	—	44.23	46.92	(6)%
Zinc India(kt)
Mined metal content	312	188	66%	276	13%	907	889	2%
Refined Zinc – Total	215	154	40%	205	5%	672	759	(11)%
Refined Zinc – Integrated	215	154	40%	205	5%	670	759	(12)%
Refined Zinc – Custom	—	—	0%	—	—	2	—	0%
Refined Lead – Total [2]	45	38	18%	39	15%	139	145	(4)%
Refined Lead – Integrated	45	38	18%	39	15%	139	140	(1)%
Refined Lead – Custom	—	—	—	—	—	—	5	—
Silver – Total (in Tonnes) [3]	139	122	14%	118	18%	453	425	7%
Silver – Integrated (in Tonnes)	139	122	14%	118	18%	453	422	7%
Silver – Custom (in Tonnes)	—	—	—	—	—	—	2.9	—
Zinc International	41	42	(2)%	33	24%	156	226	(31)%
Zinc – refined – Skorpion	21	27	(22)%	17	24%	85	82	4%
Mined metal content – BMM	20	15	33%	15	33%	70	63	11%
Mined metal content – Lisheen	—	—	—	—	—	—	81	—
IRON ORE (in million dry metric tonnes, or as stated)
Sales	3.0	2.6	15%	3.7	(19)%	10.2	5.3	92%
Goa	2.3	1.6	44%	2.7	(15)%	7.4	2.2	—
Karnataka	0.7	1.0	(30)%	1.0	(30)%	2.7	3.1	(13)%
Production of Saleable Ore	3.7	2.8	32%	2.6	42%	10.9	5.2	—
Goa	3.7	1.9	95%	2.3	61%	8.8	2.2	—
Karnataka	0.0	0.9	—	0.4	(90)%	2.1	3.0	(30)%
Pig Iron	182	188	(3)%	154	18%	708	654	8%

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2017	Page 11 of 12

	(in ’000 tonnes, except as stated)
Particulars	Q4			Q3		Full Year
	FY 2017	FY 2016	% Change YoY	FY 2017	% Change QoQ	FY 2017	FY 2016	% Change YoY
COPPER – INDIA
Copper – Cathodes	103	102	1%	102	1%	402	384	5%
Tuticorin Power Sales (MU)	64	68	(6)%	46	39%	200	402	(50)%
ALUMINUM
Alumina-Lanjigarh	313	211	48%	328	(5)%	1,208	971	24%
Total Aluminum Production	353	226	56%	319	11%	1,213	923	31%
Jharsuguda-I	132	123	7%	132	0%	525	516	2%
Jharsuguda-II4	100	19	—	84	19%	261	76	—
BALCO-I	64	64	0%	65	(2)%	256	257	(0)%
BALCO-II5	57	19	—	38	50%	171	75	—
BALCO 270 MW * [6]	—	—	—	—	—	—	169	—
Jharsuguda 1800 MW (Surplus Power Sales in Million Units) * [6]	—	—	—	—	—	511	—	—
POWER (in million units)
Total Power Sales	3,473	3,391	2%	3,413	2%	12,925	12,121	7%
Jharsuguda 600 MW* 6	952	1,906	(50)%	879	8%	3,328	7,319	(55)%
BALCO 600 MW	793	499	59%	660	20%	2,609	1,025	—
BALCO 270 MW* 6	—	—	—	—	—	—	169	—
MALCO	57	56	2%	29	97%	201	402	(50)%
HZL Wind Power	75	61	23%	53	42%	448	414	8%
TSPL	1,596	869	84%	1,792	(11)%	6,339	2,792	—
TSPL – Availability	85%	86%	—	77%	—	79%	80%
Ports – VGCB (in million tonnes) [7]
Cargo Discharge	0.8	1.5	(47)%	0.6	33%	4.3	6.9	(38)%
Cargo Dispatches	0.8	1.4	(43)%	0.7	14%	4.4	7.1	(38)%

1.	Including Internal Gas consumption
2.	Excluding Captive consumption of 1,633 tonnes in Q4 FY2017 vs 908 tonnes in Q4 FY2016, 1,731 tonnes in Q3 FY2017 and 5,285 tonnes in FY 2017 vs. 6,657 tonnes in FY 2016
3.	Excluding captive consumption of 8.7 MT in Q4 FY2017 vs. 4.8 MT in Q4 FY2016, 8.9 MT in Q3 FY2017 and 27.4 MT in FY 2017 vs. 34.5 MT in FY 2016
4.	Including trial run production of 28kt in Q4 FY2017, Nil in Q4 FY2016, 36kt in Q3 FY2017, 95kt in FY2017 vs 51kt in FY 2016
5.	Including trial run production of 18.5Kt Q4 FY2017, 270 tonnes Q3 FY2017, Nil Q4 FY2016, Nil in FY2016, 47 kt FY2017.
6.	Jharsuguda 1,800MW and Balco 270 MW have been moved from the power to the Aluminum segment from 1st April 2016
7.	Vizag General Cargo Berth

Vedanta Limited Production Results for the Fourth Quarter ended 31st March 2017	Page 12 of 12

For further information, please contact:

Communications
Roma Balwani President – Group Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in
Investor Relations Ashwin Bajaj Director – Investor Relations Aarti Raghvan VP – Investor Relations Vishesh Pachnanda Manager – Investor Relations Sneha Tulsyan Associate Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited (Formerly SesaSterlite Ltd.)

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2016, please visit http://sustainabledevelopment.vedantaresources.com/content/dam/vedanta/corporate/documents/Otherdocuments/SDreport2015-16/Vedanta%20SDR%20FY%2015-16.pdf

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

(Formerly known as SesaSterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.